

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 17, 2011

Mr. Eldar Sætre
Chief Financial Officer
Statoil ASA
Forusbeen 50, N-4035
Stavanger, Norway

   Re: Statoil ASA
     Form 20-F for Fiscal Year Ended December 31, 2009
     Filed March 26, 2010
     File No. 1-15200

Dear Mr. Sætre:

  We have completed our review of your filings and do not have any further comments at this time.

        Sincerely,

        H. Roger Schwall
        Assistant Director

CC: Kathryn A. Campbell
   Sullivan & Cromwell LLP
   Facsimile: +44-20-7959-8950